Exhibit 99.1

RECORD QUARTER EBIT…
…ON THE WAY TO ANOTHER GREAT YEAR

•	Total shipments of 2,463 units, up 131 units (+5.6%)

•	Net revenues at Euro 906 million, decreased a few million, but up 1.4% at constant currencies

•	Adj. EBITDA(1) of Euro 290 million, up 7.0%, with margin at 31.9%

•	Adj. EBIT(1) of Euro 217 million, up 7.5%, with 200 bps margin increase to 23.9%

•	Net profit of Euro 160 million, up 18.1%

•	Net industrial debt(1) at Euro 472 million (Euro 442 million excluding share buyback)

•	2018 Outlook confirmed

•	Capital Markets Day on September 17 and 18, 2018 dedicated to plans in place to meet the 2022 Mid-Term targets

For the six months ended				(In Euro million unless otherwise stated)	For the three months ended
June 30,					June 30,
2018	2017	Change			2018	2017	Change
4,591	4,335	256	6%	Shipments (in units)	2,463	2,332	131	6%
1,737	1,741	(4)	(0.3%)	Net revenues	906	920	(14)	(1.6%)
563	512	51	10%	EBITDA(1)	291	270	21	8%
562	512	50	10%	Adjusted EBITDA(1)	290	270	20	7%
428	379	49	13%	EBIT	218	202	16	8%
427	379	48	13%	Adjusted EBIT(1)	217	202	15	7%
309	260	49	19%	Net profit	160	136	24	18%
308	260	48	18%	Adjusted net profit(1)	159	136	23	17%
1.63	1.37	0.26	19%	Basic earnings per share (in Euro )	0.85	0.72	0.13	18%
1.62	1.37	0.25	18%	Diluted earnings per share (in Euro )	0.85	0.72	0.13	18%
1.63	1.37	0.26	19%	Adjusted basic earnings per share (in Euro)(1)	0.84	0.72	0.12	17%
1.62	1.37	0.25	18%	Adjusted diluted earnings per share (in Euro)(1)	0.84	0.72	0.12	17%

Jun. 30,	Dec. 31,	Change		(Euro million)	Jun. 30,	Mar. 31,	Change
2018	2017				2018	2018
(472)	(473)	1		Net industrial debt(1)	(472)	(413)	(59)

We deplore the loss of Sergio Marchionne and our thoughts are with his loved ones. The Company remains committed to pursuing the values he embodied and achieving his vision with unabated determination, ambition and passion, in line with Enzo Ferrari’s legacy.

1	Refer to specific note on Non-GAAP financial measures

Maranello (Italy), August 1, 2018 – Ferrari N.V. (NYSE/MTA: RACE) (“Ferrari” or the “Company”) today announces its consolidated preliminary results(2) for the second quarter and six months ended June 30, 2018.

Shipments(3)

For the six months ended				Shipments	For the three months ended
June 30,				(units)	June 30,
2018	2017	Change			2018	2017	Change
2,176	2,035	141	7%	EMEA	1,073	1,001	72	7%
1,419	1,342	77	6%	Americas	850	797	53	7%
360	301	59	20%	China, Hong Kong and Taiwan, on a combined basis	177	140	37	26%
636	657	(21)	(3%)	Rest of APAC	363	394	(31)	(8%)
4,591	4,335	256	6%	Total Shipments	2,463	2,332	131	6%

Shipments totaled     2,463 units in Q2 2018, up 131 units or +5.6% vs. prior year. This achievement was driven by a 22.6% increase in sales of our 12 cylinder models (V12), while the 8 cylinder models (V8) grew 1.0%. The V12 strong performance was mainly led by the 812 Superfast. This was partially offset by the F12berlinetta phase-out, the F12tdf that completed its lifecycle in 2017, as well as lower sales of LaFerrari Aperta that is finishing its limited series run. V8 performance was supported mostly by the 488 family. The first few deliveries of the newly launched Ferrari Portofino partially offset the California T phase-out.
EMEA(3) grew 7.2%, with Middle East rebounding. Americas(3) increased by 6.6%, China, Hong Kong and Taiwan(3), on a combined basis, were up 26.4% while Rest of APAC(3) decreased a few units due to timing of the newly launched Ferrari Portofino yet to arrive on the market.

2
These results have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and IFRS as endorsed by the European Union

3
EMEA includes: Italy, UK, Germany, Switzerland, France, Middle East (includes the United Arab Emirates, Saudi Arabia, Bahrain, Lebanon, Qatar, Oman and Kuwait) and Rest of EMEA (includes Africa and the other European markets not separately identified); Americas includes: United States of America, Canada, Mexico, the Caribbean and Central and South America; China, Hong Kong and Taiwan includes, on a combined basis: China, Hong Kong and Taiwan; Rest of APAC mainly includes: Japan, Australia, Singapore, Indonesia, South Korea, Thailand and Malaysia

Total net revenues

For the six months ended				(Euro million)	For the three months ended
June 30,					June 30,
2018	2017	Change			2018	2017	Change
1,282	1,250	32	3%	Cars and spare parts(4)	670	669	1	0.2%
157	204	(47)	(23%)	Engines(5)	80	101	(21)	(20%)
252	246	6	2%	Sponsorship, commercial and brand(6)	127	124	3	2%
46	41	5	15%	Other(7)	29	26	3	6%
1,737	1,741	(4)	(0.3%)	Total net revenues	906	920	(14)	(1.6%)

Net revenues for Q2 2018 decreased a few Euro million at current currencies to Euro 906 million, but was up 1.4% at constant currencies. Revenues in Cars and spare parts(4) (Euro 670 million, +0.2%) were slightly positive versus prior year, supported by higher volumes led by the 812 Superfast, the 488 and the GTC4Lusso families as well as the first deliveries of the newly launched Ferrari Portofino. Mix was positive thanks to V12 models, pricing along with the first deliveries of the strictly limited edition Ferrari J50. This was partially offset by the California T and F12berlinetta phase-out, the F12tdf that completed its lifecycle in 2017 as well as lower sales of LaFerrari Aperta that is finishing its limited series run and negative FX. Engines(5) revenues (Euro 80 million, -20.2%) posted a decrease in sales to Maserati due to lower engine volumes. Sponsorship, commercial and brand(6) revenues (Euro 127 million, +2.1%) were up Euro 3 million thanks to an increase in sponsorship and higher 2017 championship ranking compared to 2016, partially offset by lower sales generated by brand related activities and FX.

4	Includes the net revenues generated from shipments of our cars, including any personalization revenue generated on these cars and sales of spare parts
5	Includes the net revenues generated from the sale of engines to Maserati for use in their cars, and the revenues generated from the rental of engines to other Formula 1 racing teams
6
Includes the net revenues earned by our Formula 1 racing team through sponsorship agreements and our share of the Formula 1 World Championship commercial revenues and net revenues generated through the Ferrari brand, including merchandising, licensing and royalty income

7	Primarily includes interest income generated by our financial services activities and net revenues from the management of the Mugello racetrack

Adjusted EBITDA(1) and Adjusted EBIT(1)

For the six months ended				(Euro million)	For the three months ended
June 30,					June 30,
2018	2017	Change			2018	2017	Change
562	512	50	10%	Adjusted EBITDA(1)	290	270	20	7%
32.3%	29.4%	+290bps		Adjusted EBITDA margin	31.9%	29.4%	+250bps
427	379	48	13%	Adjusted EBIT(1)	217	202	15	7%
24.6%	21.8%	+280bps		Adjusted EBIT margin	23.9%	21.9%	+200bps

Q2 2018 Adjusted EBIT(1) was Euro 217 million, up Euro 15 million (+7.5%) vs. prior year. This was a result of higher volumes (Euro 12 million) thanks to the 812 Superfast, the 488 and the GTC4Lusso families together with the first deliveries of the Ferrari Portofino. Mix / price was positively impacted (Euro 8 million) by strong performance from V12 models and pricing increases along with the first deliveries of the strictly limited edition Ferrari J50. This was partially offset by lower sales of LaFerrari Aperta that is finishing its limited series run. Research and development costs / industrial costs slightly decreased (Euro 2 million), mainly due to lower spending in F1 activities. FX, including hedges, negatively impacted (Euro 32 million) mainly due to USD, JPY and GBP depreciation versus Euro. Other increased (Euro 26 million) mainly due to higher sponsorship revenues and higher 2017 championship ranking compared to 2016, partially offset by lower sales to Maserati and brand related activities.

The tax rate in the quarter was reduced mostly due to the effect of increased cap for deductions related to eligible research and development costs, as well as increased depreciations of fixed assets in accordance with the Italian tax legislation.

As a result of the items described above, net profit for Q2 2018 was Euro 160 million, up Euro 24 million (+18.1%).

Industrial free cash flow(1) for the three months ended June 30, 2018 was Euro 93 million, driven by strong adjusted EBITDA(1). This was partially offset by 2017 tax balance and 2018 first tax advance payments, which were lowered by the effect of increased cap for deductions related to eligible research and development costs, as well as capex of Euro 127 million to support broadening and hybridization of our product range in line with the expected volume growth over the 2019-2022 period.

Net industrial debt(1) at June 30, 2018 – after Euro 30 million of share buyback and Euro 136 million dividend distribution (including Euro 2 million dividends to NCI) – reached Euro 472 million substantially in line with Euro 473 million at December 31, 2017.

2018 Outlook confirmed
The Group is expecting the following performance in 2018:

•	Shipments: > 9,000 including supercars

•	Net revenues: > Euro 3.4 billion

•	Adjusted EBITDA: ≥ Euro 1.1 billion

•	Net industrial debt: < Euro 400 million, including a dividend distribution to the holders of common shares and excluding potential share repurchases

•	Capital Expenditures: ~ Euro 550 million

Capital Markets Day
The Management will outline the plans and initiatives in place to achieve the 2022 Mid-Term targets previously announced by the Company at its Capital Markets Day in Maranello on September 17 and 18, 2018.

Formula 1
Scuderia Ferrari fights at the top for the 2018 season and the results are: 15 podiums in 12 races, with Sebastian Vettel winning 4 races so far.

The 3.9-litre V8 takes the “International Engine of the Year Award”
The latest iteration of Ferrari’s turbo-charged V8 that equips, in various forms, all Ferrari’s V8-engined cars, has been nominated the best engine in the world for the third year running in the 2018 International Engine of the Year Awards. Additionally Ferrari’s turbo-charged V8 was voted the best engine of the last 20 years.

Ferrari takes the “Red Dot: Best of the Best” design award for the fourth year running
For the fourth year running, Ferrari has taken the “Red Dot: Best of the Best” award for the ground-breaking design of the newly launched Ferrari Portofino. The jury of international designers also assigned two Red Dot awards for outstanding design quality to Ferrari for the 812 Superfast and the FXX K EVO.

Subsequent Events
On July 21, 2018 the Board of Directors of Ferrari N.V. learned with deep sadness that the Chairman and Chief Executive Officer Sergio Marchionne would be unable to return to work. Consequently the Board of Directors of Ferrari N.V. named John Elkann as non-executive Chairman and resolved to propose to the shareholders to appoint Louis C. Camilleri as Executive Director and Chief Executive Officer of the Company, at a shareholders’ meeting to be called. Pending confirmation at the shareholders’ meeting, the Board of Directors has provided Louis C. Camilleri with full powers to ensure continuity of Ferrari’s operations.

On July 25, 2018 the Board of Directors learned with deep sadness that Sergio Marchionne had passed away. The Board and the Company expressed their gratitude for the extraordinary contribution he had made in recent years at the helm of Ferrari.

On July 27, 2018 the Company announced that it had published the agenda and the explanatory notes for an Extraordinary General Meeting of Shareholders, which will take place on September 7, 2018 in Amsterdam, for the appointment of Louis C. Camilleri as proposed by the Board of Directors of Ferrari N.V. on July 21, 2018.

About Ferrari
Ferrari is among the world’s leading luxury brands focused on the design, engineering, production and sale of the world’s most recognizable luxury performance sports cars. Ferrari brand symbolizes exclusivity, innovation, state-of-the-art sporting performance and Italian design. Its history and the image enjoyed by its cars are closely associated with its Formula 1 racing team, Scuderia Ferrari, the most successful team in Formula 1 history. From the inaugural year of Formula 1 in 1950 through the present, Scuderia Ferrari has won 233 Grand Prix races, 16 Constructor World titles and 15 Drivers’ World titles. Ferrari designs, engineers and produces its cars in Maranello, Italy, and sells them in over 60 markets worldwide.

Forward Looking Statements
This document, and in particular the section entitled “2018 Outlook” and the “Mid-term outlook until 2022”, contains forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “successful”, “grow”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: the Group’s ability to preserve and enhance the value of the Ferrari brand; the success of Ferrari’s Formula 1 racing team and the expenses the Group incurs for Formula 1 activities; the Group’s ability to keep up with advances in high performance car technology and to make appealing designs for its new models; the challenges and costs of integrating hybrid technology more broadly into Group’s car portfolio over time; Group’s ability to preserve its relationship with the automobile collector and enthusiast community; the Group’s low volume strategy; the ability of Maserati, the Group’s engine customer, to sell its planned volume of cars; changes in client preferences and automotive trends; changes in the general economic environment, including changes in some of the markets in which we operate, and changes in demand for luxury goods, including high performance luxury cars, which is highly volatile; the impact of increasingly stringent fuel economy, emission and safety standards, including the cost of compliance, and any required changes to its products; the Group’s ability to successfully carry out its growth strategy and, particularly, the Group’s ability to grow its presence in emerging market countries; Group’s ability to service and refinance its debt; competition in the luxury performance automobile industry; reliance upon a number of key members of executive management, employees, and the ability of its current management team to operate and manage effectively; the performance of the Group’s dealer network on which the Group depend for sales and services; increases in costs, disruptions of supply or shortages of components and raw materials; disruptions at the Group’s manufacturing facilities in Maranello and Modena; the Group’s ability to provide or arrange for adequate access to financing for its dealers and clients, and associated risks; the performance of the Group’s licensees for Ferrari-branded products; the Group’s ability to protect its intellectual property rights and to avoid infringing on the intellectual property rights of others; product recalls, liability claims and product warranties; continued compliance with customs regulations of various jurisdictions; labor relations and collective bargaining agreements; exchange rate fluctuations, interest rate changes, credit risk and other market risks; changes in tax, tariff or fiscal policies and regulatory, political and labor conditions in the jurisdictions in which the Group operates, including possible future bans of combustion engine cars in cities and the potential advent of self-driving technology; ability to ensure that its employees, agents and representatives comply with applicable law and regulations; the adequacy of its insurance coverage to protect the Group against potential losses; potential conflicts of interest due to director and officer overlaps with the Group’s largest shareholders; ability to maintain the functional and efficient operation of its information technology systems, including our ability to defend from the risk of cyberattacks on our in-vehicle technology, and other factors discussed elsewhere in this document.
Any forward-looking statements contained in this document speak only as of the date of this document and the Company does not undertake any obligation to update or revise publicly forward-looking statements. Further information concerning the Group and its businesses, including factors that could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission, the AFM and CONSOB.

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com

Investor Relations
tel.: +39 0536 949695
Email: ir@ferrari.com

www.ferrari.com

Non-GAAP financial measures
Operations are monitored through the use of various Non-GAAP financial measures that may not be comparable to other similarly titled measures of other companies.

Accordingly, investors and analysts should exercise appropriate caution in comparing these supplemental financial measures to similarly titled financial measures reported by other companies.

We believe that these supplemental financial measures provide comparable measures of financial performance which then facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions.

Certain totals in the tables included in this document may not add due to rounding.

EBITDA is defined as net profit before income tax expense, net financial expenses and depreciation and amortization.
Adjusted EBITDA is defined as EBITDA as adjusted for income and costs, which are significant in nature, but expected to occur infrequently.

For the six months ended			(Euro million)	For the three months ended
June 30,				June 30,
2018	2017	Change		2018	2017	Change
309	260	49	Net profit	160	136	24
110	102	8	Income tax expense	53	53	-
9	17	(8)	Net financial expenses / (income)	5	13	(8)
135	133	2	Amortization and depreciation	73	68	5
563	512	51	EBITDA	291	270	21

For the six months ended			(Euro million)	For the three months ended
June 30,				June 30,
2018	2017	Change		2018	2017	Change
563	512	51	EBITDA	291	270	21
(1)	-	(1)	Release of charges related to Takata airbag inflator recalls	(1)	-	(1)
562	512	50	Adjusted EBITDA	290	270	20

Adjusted Earnings Before Interest and Taxes (“Adjusted EBIT”) represents EBIT as adjusted for income and costs, which are significant in nature, but expected to occur infrequently.

For the six months ended			(Euro million)	For the three months ended
June 30,				June 30,
2018	2017	Change		2018	2017	Change
428	379	49	EBIT	218	202	16
(1)	-	(1)	Release of charges related to Takata airbag inflator recalls	(1)	-	(1)
427	379	48	Adjusted EBIT	217	202	15

Adjusted net profit represents net profit as adjusted for income and costs, which are significant in nature, but expected to occur infrequently.

For the six months ended			(Euro million)	For the three months ended
June 30,				June 30,
2018	2017	Change		2018	2017	Change
309	260	49	Net profit	160	136	24
(1)	-	(1)	Release of charges related to Takata airbag inflator recalls (net of tax effect)	(1)	-	(1)
308	260	48	Adjusted net profit	159	136	23

Adjusted EPS represents EPS as adjusted for income and costs, which are significant in nature, but expected to occur infrequently

For the six months ended			(Euro per common share)	For the three months ended
June 30,				June 30,
2018	2017	Change		2018	2017	Change
1.63	1.37	0.26	Basic EPS	0.85	0.72	0.13
(0.01)	-	(0.01)	Release of charges related to Takata airbag inflator recalls (net of tax effect)	(0.01)	-	(0.01)
1.63	1.37	0.26	Adjusted basic EPS	0.84	0.72	0.12
1.62	1.37	0.25	Diluted EPS	0.85	0.72	0.13
(0.01)	-	(0.01)	Release of charges related to Takata airbag inflator recalls (net of tax effect)	(0.01)	-	(0.01)
1.62	1.37	0.25	Adjusted diluted EPS	0.84	0.72	0.12

Basic and diluted EPS

For the six months ended		(Euro million, unless otherwise stated)		For the three months ended
June 30,				June 30,
2018	2017	Change		2018	2017	Change
308	260	48	Net profit attributable to the owners of the Company	160	136	24
188,745	188,949		Weighted average number of common shares (thousand)	188,646	188,953
1.63	1.37	0.26	Basic EPS (in Euro)	0.85	0.72	0.13
189,551	189,759		Weighted average number of common shares for diluted earnings per common share (thousand)	189,451	189,759
1.62	1.37	0.25	Diluted EPS (in Euro)	0.85	0.72	0.13

Net Industrial Debt is defined as total Net Debt excluding the funded portion of the self-liquidating financial receivables portfolio, is the primary measure to analyze our financial leverage and capital structure, and is one of the key indicators used to measure our financial position.

(Euro million)			Jun. 30,	Mar. 31,	Dec. 31,
		2018	2018	2017	2017
Net Industrial debt			(472)	(413)	(473)
Funded portion of the self-liquidating financial receivables portfolio			731	666	685
Net debt	(1,203)		(1,203)	(1,079)	(1,158)
Cash and cash equivalents			650	743	648
Gross debt		(1,853)	(1,853)	(1,822)	(1,806)

Free Cash Flow and Free Cash Flow from Industrial Activities are two of management’s primary key performance indicators to measure the Group’s performance. Free Cash Flow is defined as net cash generated from operations less cash flows used in investing activities. Free Cash Flow from Industrial Activities is defined as Free Cash Flow adjusted for the change in the self-liquidating financial receivables portfolio.

For the six months ended		(Euro million)	For the three months ended
June 30,			June 30,
2018	2017		2018	2017
386	288	Cash flow from operating activities	176	138
(248)	(154)	Cash flows used in investing activities(8)	(127)	(82)
138	134	Free Cash Flow	49	56
50	34	Change in the self-liquidating financial receivables portfolio	44	36
188	168	Free Cash Flow from Industrial Activities(9)	93	92

8	Cash flow used in investing activities for the six months ended June 30, 2017 excludes proceeds from exercising the Delta Topco option of Euro 8 million
9
Free cash flow from industrial activities for the three and six months ended June 30, 2018 includes Euro 5 million of quick refund to shareholders due to eligibility for withholding exemption. Free cash flow from industrial activities for the three and six months ended June 30, 2017 includes Euro 5 million of quick refund to shareholders due to eligibility for withholding exemption.

On August 1, 2018, at 5 p.m. CEST, management will hold a conference call to present the Q2 2018 to financial analysts and institutional investors. The call can be followed live and a recording will subsequently be available on the Group website http://corporate.ferrari.com/en/investors. The supporting document will be made available on the website prior to the call.

Ferrari N.V. Amsterdam, the Netherlands Registered Office: Via Abetone Inferiore N.4, I -41053 Maranello, (MO) Italy Dutch trade register number: 64060977